Exhibit 99(d)(24)

Nautilus Marine Acquisition Corp.
Ajeltake Island
Majuro, Marshall Islands MH 96960

November 13, 2012

RAMADA HOLDINGS INC.
Ajeltake Island
Majuro, Marshall Islands MH 96960

Re: Consultancy Agreement

Dear Mr. Syllantavos :

The undersigned, Nautilus Marine Acquisition Corp, a Marshall Islands corporation having its registered office at Ajeltake Island, Majuro, Marshall Islands MH 96960 (the “Company”) is entering into this Consultancy Agreement with RAMADA HOLDINGS INC., a Marshall Islands corporation having its registered office at Ajeltake Island, Majuro, Marshall Islands MH 96960 (the “Consultant”) as of the date (the “Effective Date”) of the closing of the Company’s Offer To Purchase (OTP) (the “Transaction”) to engage the Consultant in the capacity of consultant to the Company, and the Consultant desires to be so engaged by the Company, upon the terms and conditions set forth in this letter agreement (“Agreement”).  As used in this Agreement, the term “the Nautilus Group” means and includes the Company and each of its subsidiaries and affiliates from time to time.  For purposes of this Agreement, an “affiliate” of a person or other entity shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with the person or other entity specified.

Accordingly, in consideration of the mutual covenants hereinafter set forth and intending to be legally bound, the Company and the Consultant hereby agree as follows:

1.   THE COMPANY.  The Company is engaged directly and or through its subsidiaries and affiliates (collectively the “Nautilus Group”) in the ownership and operation of Platform Supply Vessels and Anchor Handlers.  For the purposes of this Agreement, an “affiliate” of a person or other entity shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with the person or other entity specified.  The Company plans to list its common shares on the NASDAQ Global Market.

2.   ENGAGEMENT; TERM. Your engagement under this Agreement shall be for a term of five (5) years beginning on the Effective Date and ending on the day before the fifth anniversary thereof (the “Term”).  Thereafter, the Term shall automatically renew for successive one-year terms, unless either the Consultant gives written notice to the Company, or the Company gives written notice to the Consultant, not less than 180 days prior to the expiration of any such Term that the Term will not be extended.  In any event, the Term shall terminate if either party terminates the engagement hereunder in accordance with the provisions of Section 5 hereof, in which event the Term shall terminate on the Termination Date.  The work of the Consultant shall be performed by George Syllantavos.

3.   POSITION; DUTIES.

(a)   During the Term, the Consultant’s duties shall be the development of business outside of Greece.  The Consultant shall at all times act in the best interest of and owe its duties to the Nautilus Group.  The Consultant shall report directly to the board of directors of the Company (the “Board of Directors”).

(b)   During the Term, the Consultant shall devote the necessary time and attention to the business and affairs of the Company and use its reasonable best efforts to faithfully perform its duties and responsibilities but notwithstanding the foregoing, nothing in this Agreement shall preclude the Consultant (i) from managing the Consultant’s or other investments, (ii) upon written approval of the Board of Directors, which approval shall not be unreasonably withheld, from serving as a Consultant to another company and (iii) from engaging in other business activities. However, the Consultant agrees to disclose any Offshore Supply Vessel opportunities and the material facts attendant thereto, that it wishes to pursue separately, to the Board of Directors for consideration by the Company.  If within 10 business days of the Consultant’s disclosing such business opportunities to the Board of Directors, the Board of Directors fails to adopt a resolution (and to provide a copy of same to the Consultant) that it will pursue such business opportunity, the Company will be deemed to have declined to pursue such opportunity, in which event the Consultant shall be free to pursue it.

(c)   Without limiting any obligation of the Company to the Consultant, the services hereunder shall be for the benefit of the members of the Nautilus Group and the Company shall allocate the cost of these arrangements among such members of the Nautilus Group as it determines appropriate.

4.   BASE FEE.

(a)   During the Term, the Company will pay the Consultant a base fee at an annual rate of not less than USD 240,000 (“Base Fee”), subject to annual review by the Board of Directors, or an appropriate committee thereof for increase, but not decrease.  After any such increase, the term “Base Fee” as utilized in this Agreement shall thereafter refer to the increased amount.  Such Base Fee shall be paid in quarterly installments at the beginning of each fiscal quarter.

(b)   Commencing for the services during fiscal year 2013 and for each year thereafter throughout the Term, the Consultant will be eligible to receive a discretionary bonus of value not less than 50% of the Base Fee (whether cash, stock awards, option grants, or otherwise) and/or other incentive compensation as determined by the Board of Directors or an appropriate committee thereof, the actual amount based upon actual performance as considered and evaluated in good faith by the Board of Directors, or such committee, in its sole discretion, giving due consideration to the then prevailing operations and financial condition of the Company including any contingencies which are then known as well as due consideration to similarly situated officers of other pertinent companies. The amount and timing of payment or grant of any such bonus or incentive compensation, as the case may be, shall be determined by the Board of Directors as set forth above, in its sole discretion; provided that payment of any such bonus shall be no later than two and one-half months after the end of the applicable performance period and shall be made subject to all applicable tax withholdings and other legally required deductions.

(c)   The Consultant will also be entitled to receive a one-time sign-on bonus of USD 200,000.  Such bonus shall be paid to Consultant in a lump-sum within thirty (30) days of the Effective Date.  The Consultant acknowledges and agrees that there is no guarantee that the Transaction will close and that if the Transaction does not close by February 14, 2013 such failure will not constitute a breach of this Agreement by the Company and that the Company will have no further obligation to the Consultant.

(d)   The Company will reimburse the Consultant, in accordance with its standard policies from time to time in effect, for such reasonable and necessary out-of-pocket business expenses as may be incurred by the Consultant during the Term in the performance of its duties and responsibilities for any member of the Nautilus Group.  The Consultant will provide documentation of such expenses as reasonably required under standard Company policies from time to time.  The Company will also reimburse the Consultant for the legal fees and other expenses incurred by the Consultant relating to the negotiation and drafting of this Agreement and related agreements, up to a maximum of €5,000.

(e)   The Consultant shall be eligible to receive stock options and other equity grants from time to time pursuant to the Company’s First Equity Incentive Plan , as it may be amended from time to time, or any successor stock incentive plan in accordance with the terms and conditions thereof on a basis no less favorable than provided any other senior executive of the Company.

5.   TERMINATION.

(a)   The Company may terminate the Consultant’s engagement under this Agreement at any time with or without Cause in accordance herewith.  As used herein, the term “Cause” means:

(i)    the Consultant’s conviction of a crime that constitutes a felony or other crime involving moral turpitude; provided that the engagement shall not be terminated for Cause if the Consultant is convicted of (or plea no lo contendere to) a felony relating to environmental or shipping laws absent an intentional, criminal act by the Consultant;

(ii)   in carrying out its duties for the Company, the Consultant engages in conduct that constitutes willful gross neglect or willful gross misconduct resulting, in either case, in material economic harm to the Company, unless the Consultant acted in good faith that such or non-action was in, or not opposed to, the best interests of the Company;

(iii)   the Consultant’s willful engaging in acts (or its failure to engage in proper acts) constituting disloyalty to the Company, including without limitation, (i) its engaging in Competitive Activity, as defined in Section 8 herein, or (ii) its willful repeated breach of this Agreement, albeit not constituting conduct covered by Section 4(a)(ii) above; and

(iv)   the Consultant’s failure to cooperate in any investigation by the Company or any special committee of the Board of Directors.

Anything herein to the contrary notwithstanding, the Consultant shall not be terminated for “Cause” within the meaning of clauses (a)(ii), (iii) or (iv) above, unless written notice stating the basis for the termination is provided to the Consultant and the Consultant is given at least thirty (30) days to cure the neglect or conduct that is the basis of such claim and, if the Consultant fails to cure such neglect or conduct (or such neglect or conduct is incurable), the Consultant shall have an opportunity to be heard before the full Board of Directors (at which the Consultant may be accompanied by counsel) and, after such hearing, there is a two-thirds majority vote of all members of the Board of Directors to terminate the Consultant’s engagement for Cause which vote is communicated to the Consultant in writing.

(b)   The Consultant may terminate its engagement voluntarily or for Good Reason (as defined below) and a termination of the engagement by the Consultant for any reason shall not be deemed to be a breach of this Agreement or any other agreement between the Consultant and any member of the Nautilus Group.

(c)   For purposes of this Agreement, “Termination Date” shall mean: (i) if the engagement is terminated by the Company for Cause, the date of receipt by the Consultant of a written notice of termination from the Company in accordance with Section 16; provided that if the event giving rise to a termination for Cause is pursuant to Section 4(a)(ii), (iii) or (iv) of the definition of Cause, the Termination Date shall be the date on which there is delivered to the Consultant notice of the Board of Directors’ vote as set forth in the last sentence of Section 4(a); (ii) if the engagement is terminated by the Company without Cause (including by providing notice of non-renewal of the Term) or by the Consultant without Good Reason, the date set forth in the written notice of termination (which in no event shall be earlier than the date such notice is sent and, in the case of a notice of non-renewal by the Company shall be the date the Term expires); (iii) if the Consultant’s engagement is terminated by the Consultant for Good Reason, in the case of clause (8) of the definition of Good Reason in Section 5(b) hereof, the date of receipt by the Company of a written notice of termination from the Consultant (unless such notice sets forth a later date) and, in all other cases, 30 days after such notice is given unless the Company has fully cured the grounds for such termination within 30 days after such notice is given.

6.   SEVERANCE; CONSEQUENCES OF A CHANGE OF CONTROL.  In the event that the engagement is terminated prior to the expiration date provided in Section 1 (including any expiration date for any extended term), the Consultant shall be entitled only to any incurred expenses through the Termination Date required to be reimbursed under Section 3(d), and the following compensation, benefits and entitlements:

(a)   In the event that the engagement is terminated for Cause, or if the Consultant terminates its engagement without Good Reason (as hereinafter defined), the Consultant shall be entitled to (i) an amount equal to its accrued but unpaid Base Fee through the Termination Date, (ii) any amounts earned, accrued or owing to the Consultant but not yet paid, including any awarded incentive payments for performance periods that have ended and any unreimbursed business expenses, and (iii) other payments, entitlements and benefits, if any, in accordance with applicable plans, programs, arrangements of, or any agreement, including this Agreement, with, the Company or any other member of the Nautilus Group.  In addition, in the event the Consultant terminates its engagement without Good Reason, any stock options that are vested as of the Termination Date shall remain exercisable for 3 months following the Termination Date, unless otherwise provided by the applicable stock option agreement or plan, the terms of which shall govern.

(b)   Except as otherwise provided in Section 5(d) below, in the event that the Consultant’s engagement is terminated during the Term (i) by the Company other than for Cause (which without Cause termination shall include the Company providing a notice of non-renewal of the Term in circumstances that would not constitute Cause pursuant hereto) or (ii) by the Consultant for Good Reason, then the Company shall pay the Consultant an amount equal to its accrued but unpaid Base Fee through the Termination Date and shall also (A) pay the Consultant, in a lump sum no later than 20 days after the Termination Date, an amount equal to three times (x+y) where (x) indicates the Base Fee and (y) indicates the average of the Annual Incentive Awards granted to the Consultant for each of the three years preceding the year in which the Termination Date occurs and (B) pay the Consultant, in a lump sum no later than 20 days after the Termination Date, a pro-rata bonus for the year in which the Termination Date occurs determined by multiplying the average of the Annual Incentive Awards earned and/or granted to the Consultant, as the case may be, during the three years preceding the year in which the Termination Date occurs by a fraction, the numerator of which is the number of days the Consultant was engaged by the Company during the year of termination and the denominator of which is 365 (“Pro-rata Bonus”).  The Company reserves the right in its sole and absolute discretion to pay that portion of the severance which reflects Annual Incentive Awards and Pro-Rata Bonus in common stock of the Company, rather than in cash and subject to the requirements of applicable law, such stock shall be registered and freely tradable from the date received.  For purposes of this Agreement, “Annual Incentive Award” for any year shall mean the sum of the cash bonus earned by the Consultant for such year, including any amounts deferred, and the value on the date of grant of any restricted shares granted to the Consultant for such year. Finally, the Consultant shall be entitled to any amounts earned, accrued or owing to the Consultant but not yet paid, including any awarded incentive payments for performance periods that have ended and any unreimbursed business expenses, as well as any other payments, entitlements and benefits, if any, in accordance with applicable plans, programs, arrangements of, or any agreement, including this Agreement, with, the Company or any member of the Nautilus Group.  For the purpose of this Agreement, termination of the engagement hereunder by the Consultant for “Good Reason” shall mean the Consultant’s termination of the engagement by written notice to the Company following the occurrence of any of the following without the Consultant’s prior written consent (1) reduction in the Base Fee, or the failure to make the Restricted Stock Grant as provided in Section 10 hereof, (2) a material diminution in the Consultant’s duties or authorities as in effect immediately prior to such diminution, or any interference with carrying out the Consultant’s duties so that, in the reasonable exercise of its discretion, the Consultant is unable to carry out its duties as contemplated as of the Effective Date, (3) assignment to the Consultant of duties materially inconsistent with its position as a consultant of the Company, (4) a breach by the Company of any material provision of this Agreement, (5) a Change of Control (which shall be a termination event whether or not the Consultant consented to such Change of Control), provided that the Consultant resigns for Good Reason by the sixth month anniversary of the Change of Control, or (6) the failure of a successor to all or substantially all of the assets of the Company to assume the Company’s obligations under this Agreement, either by written agreement or operation of law.  Except for a termination pursuant to clause (6) hereof, any such termination by the Consultant for “Good Reason” shall be effective only upon 30 days prior written notice by the Consultant to the Company of such circumstances and the failure of the Company to cure within 30 days, or to make within 30 days good faith efforts to cure which is likely to be accomplished within a reasonable period (not to exceed 60 days) after the initial 30 days following receipt of such written notice of such circumstances constituting “Good Reason”.

(c)   Change of Control.  If (i) a Change of Control occurs; and (ii) within six (6) months after the Consultant becomes aware of such Change of Control, the Consultant may terminate its engagement for Good Reason as defined above or the Company terminates the Consultant’s engagement without Cause, the Consultant shall be entitled to all the payments, benefits and entitlements as of the Termination Date as set forth in Section 5(b) provided that (i) the multiple in Section 5(b)(B) shall be four (4).

(d)   As used herein, “Change of Control” shall mean the occurrence of any of the following:

(i)   any “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Consultant or entities which the Consultant directly or indirectly controls (as defined in Rule 12b-2 under the Exchange Act) or are otherwise affiliated with, acquiring “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of thirty percent (30%) or more of the Voting Stock of the Company;

(ii)   the sale of all or substantially all of the Company’s assets in one or more related transactions to a person (as such term is used in Sections 3(a)(9) and 13(d) of the Exchange Act) other than such a sale to (A) a subsidiary of the Company which does not involve a change in the equity holdings of the Company or (B) to an entity which the Consultant directly or indirectly controls or are otherwise materially affiliated with immediately prior to the sale;

(iii)   any merger, consolidation, reorganization or similar event of the Company or any of its subsidiaries, as a result of which the holders of the Voting Stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the Voting Stock of the surviving entity (there being excluded from the number of shares held by such shareholders, but not from Voting Stock of the combined company, any shares received by affiliates of such other company in exchange for stock of such other company);

(iv)   the majority of the Board of Directors consists of individuals other than Incumbent Directors, which term means the members of the Board of Directors on the Effective Date; provided that any person becoming a director subsequent to such date whose election or nomination for election was supported by a majority of the directors who then comprised the Incumbent Directors shall be considered to be an Incumbent Director; or

(v)   the Company adopts any plan of liquidation or dissolution providing for the distribution of all or substantially all of its assets.  For purposes of the Change of Control definition, “the Company” shall include any entity that succeeds to all or substantially all of the business of the Company and “Voting Stock” shall mean capital stock of any class or classes having general voting power, in the absence of specified contingencies, to elect the directors of a corporation.

(e)   The Consultant shall have no duty to mitigate the severance amounts or any other amounts, benefits or entitlements payable to the Consultant hereunder or otherwise, and such amounts, benefits and entitlements shall not be subject to reduction, offset or repayment for any compensation received by the Consultant from engagement in any capacity or other source following the termination of the Consultant’s engagement with the Company or on account of any claim the Company or the any other member of the Nautilus Group may have against the Consultant.

7.   CONFIDENTIAL INFORMATION.

(a)   The Nautilus Group owns and has developed and compiled, and will own, develop and compile, certain techniques, information, and materials tangible or intangible, relating to itself, its customers, suppliers and others, which are secret, proprietary and confidential, and which have great value to its business (referred to in this Agreement, collectively, as “Confidential Information”).  Confidential Information shall not in any event include information which (i) was generally known or generally available to the public or within the relevant trade or industry prior to its disclosure to the Consultant by the Company or (ii) becomes generally known or generally available to the public or within the relevant trade or industry subsequent to disclosure to the Consultant other than due to the Consultant’s violation of this Section 6.  Confidential Information includes, but is not limited to, information contained in manuals, documents, computer programs, compilations of technical, financial, legal or other data, specifications, designs, business or marketing plans, forecasts, financial information, work in progress, and other technical or business information which is confidential and proprietary information of the Company or any other member of the Nautilus Group.

(b)   The Consultant acknowledges and agrees that in the performance of the Consultant’s duties hereunder the Consultant will generate or develop, and the Nautilus Group otherwise will from time to time disclose to the Consultant and entrust the Consultant with Confidential Information.  The Consultant also acknowledges and agrees that the unauthorized disclosure of Confidential Information obtained by the Consultant during the Consultant’s engagement, among other things, may be prejudicial to the Nautilus Group’s interests and an improper disclosure of trade secrets.  Unless the Company otherwise consents, Consultant agrees that during the Term hereunder and thereafter the Consultant shall not, except as otherwise provided herein, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any corporation, partnership, individual or other third party, in all cases unrelated to the Nautilus Group, other than in the ordinary course of the Consultant’s engagement, any Confidential Information obtained by the Consultant during the course of the Consultant’s engagement with the Nautilus Group.  Anything herein to the contrary notwithstanding, the provisions of this Section 6 shall not apply (x) when disclosure is required by law or by any court, arbitrator, or administrative or legislative body (including any committee thereof) with actual or apparent jurisdiction to order the Consultant to disclose or make accessible any information or (y) with respect to any other litigation, arbitration or mediation involving this Agreement or any other agreement between the Consultant and the Nautilus Group, including, but not limited to, the enforcement of such agreements (provided that in the case of clause (x), unless otherwise prohibited by law, the Consultant provides the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at the Company’s expense in seeking a protective order or other appropriate protection of such information).

(c)   Upon termination of the Consultant’s engagement, the Consultant shall not retain or take any Confidential Information in any Tangible Form (defined below), and the Consultant shall as promptly as possible deliver to the Company any Confidential Information in a Tangible Form that the Consultant then controls, as well as all other Company property, including equipment, documents or other things, that were issued to the Consultant or otherwise received or obtained during the Consultant’s engagement with the Company that the Consultant then controls.  “Tangible Form” includes information or materials in written or graphic form, on a computer disk or other medium, or otherwise stored in or available through electronic or other form.  Anything to the contrary notwithstanding, the Consultant shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence (electronic or hard copy), personal diaries, calendars and Rolodexes, personal files and phone books, (ii) information showing the Consultant’s compensation or relating to reimbursement of expenses, (iii) information that the Consultant reasonably believes may be needed for tax purposes, (iv) copies of plans, programs relating to the Consultant’s engagement, or termination thereof, with the Company or any other member of the Nautilus Group and (v) minutes, presentation materials and personal notes from any meeting of the Board of Directors, or any committee thereof (provided the Consultant keeps such board materials and notes relating to the board or committee meetings confidential in accordance with this Section 6).

(d)   The provisions of this Section 6 shall survive the termination of the Term.  The Consultant further acknowledges and agrees that the remedies available under Section 9 hereof, as well as any other remedy available at law or equity, shall be available to the Company to redress a breach by the Consultant of this Section 6.

8.   NON-SOLICITATION.

(a)   The Consultant acknowledges and agrees (i) that the services to be rendered by the Consultant for the Nautilus Group are of a special, unique, extraordinary, and intellectual nature; (ii) that the success and good will of the Nautilus Group reflects, to a large extent, the Consultant’s involvement and relationships; (iii) that the Consultant has and will continue to develop a relationship with the Nautilus Group’s employees and customers; and (iv) the Consultant’s position with the Nautilus Group places the Consultant in a position of confidence and trust with employees, clients, and business associates of Nautilus Group.  Consequently, the Consultant agrees that it is fair, reasonable and necessary for the protection of the business, operations, assets and reputation of the Nautilus Group that the Consultant make the covenants contained in this Section 7 and in Section 8 below dealing with certain Competitive Activities.

(b)   The Consultant agrees that for a period of three (3) months following the Termination Date, the Consultant, and any business or enterprise that the Consultant directly or indirectly control, shall not, directly or indirectly by lending assistance, giving information, or otherwise, without the prior consent of the Company, solicit or induce or attempt to solicit or induce any employee of the Nautilus Group, with the exception of personal assistant(s) and one of the Company’s employees reporting directly to the Consultant,, to leave the employ of the Nautilus Group to be employed by the Consultant or by an entity with which the Consultant is affiliated.  For purposes of this Section 7 and Section 8, the Consultant shall be deemed to “control” a business or enterprise if the Consultant is a member of its board or in senior management.

(c)   The provisions of this Section 7 shall survive the termination of the Term.  The Consultant further acknowledges and agrees that the remedies available under Section 9 hereof, as well as any other remedy available at law or equity shall be available to the Company to redress a breach by the Consultant of this Section 7.

9.   CERTAIN COMPETITIVE ACTIVITIES.

(a)   The Consultant shall not engage in any Competitive Activity (as defined below) during the Term.  In the event of a Change of Control or a termination of the Consultant’s engagement by the Company without Cause or by the Consultant for Good Reason, then provisions of these Sections 8 and 9 shall not be effective.  The Board of Directors may, at its discretion, waive the provisions of these Sections 8 and 9 by providing you with a notice in writing to that effect.  The Company shall give the Consultant prior written notice of any perceived breach and 10 business days to cure prior to taking any action.

(b)   As used in this Section 8, “Competitive Activity” means involvement in the management or operation of or control, direct or indirect, of a publicly traded company that operates Platform Supply Vessels and Anchor Handlers wherever such business is located in the world if such business is or reasonably could become a competitor of the Company at the time the Consultant becomes affiliated with such company.

10.   INDEMNIFICATION AND LIABILITY INSURANCE.

(a)   To the extent consistent with applicable law of the Marshall Islands, the Company agrees that if the Consultant is made a party to, are threatened to be made a party to, receive any legal process in, or receive any discovery request or request for information in connection with, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that the Consultant is or was a consultant or agent of the Company, or is or was serving at the request of, or on behalf of, the Company or any other member of the Nautilus Group as a director, officer, member, employee, consultant or agent of another corporation, limited liability corporation, partnership, joint venture, trust or other entity, including service with respect to employee benefit plans and service with respect to any member of the Nautilus Group, whether or not the basis of such Proceeding is the Consultant’s alleged action in an official capacity while serving as a member, consultant or agent of the Company, any other member of the Nautilus Group or other entity, the Consultant shall be indemnified and held harmless by the Company and any member of the Nautilus Group to the fullest extent permitted by such entities’ corporate documents, including, but not limited to, the Company’s articles of incorporation or by-laws in effect as of the Effective Date (provided that the Consultant shall have the benefit of any amendments to such documents after the Effective Date that are favorable to the Consultant) or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys’ fees reasonably incurred, judgments, fines, taxes or penalties and amounts paid or to be paid in settlement and any reasonable cost and fees incurred in enforcing its rights to indemnification or contribution) incurred or suffered by the Consultant in connection therewith, and such indemnification shall continue as to the Consultant even though the Consultant has ceased to be a member, consultant or agent of the Company, any other member of the Nautilus Group or other entity and shall inure to the benefit of the Consultant’s successors or assigns.  The Company shall reimburse the Consultant for all costs and expenses (including, without limitation, reasonable attorneys’ fees) incurred by the Consultant in connection with any Proceeding within 30 business days after receipt by the Company of a written request for such reimbursement and appropriate documentation associated with these expenses.  To the extent required by law, such request shall include an undertaking by the Consultant to repay the amount of such advance if it shall ultimately be determined by a non-appealable court decision that the Consultant is not entitled to be indemnified against such costs and expenses; provided that the amount of such obligation to repay shall be limited to the after-tax amount of any such advance except to the extent the Consultant is able to offset such taxes incurred on the advance by the tax benefit, if any, attributable to a deduction for repayment.

(b)   The Company agrees to continue and maintain liability insurance policy covering the Consultant at a level, and on terms and conditions, no less favorable to the Consultant than the coverage the Company provides its directors and similarly-situated executives until such time as suits against the Consultant are no longer permitted by law.

(c)   Nothing in this Section 12 shall be construed as reducing or waiving any right to indemnification, or advancement of expenses, the Consultant would otherwise have under the corporate documents of any member of the Nautilus Group, including, but not limited to, the Company’s articles of incorporation or by-laws, or under applicable law.

11.   WITHHOLDING.  The parties understand and agree that all payments to be made by the Company pursuant to this Agreement shall be subject to all tax withholding obligations of the Company under applicable laws of the Marshall Islands.

12.   NO CONFLICT.  As of the Effective Date, the Consultant represents and warrants that the Consultant is not party to or subject to any agreement, contract, understanding, covenant, judgment or decree or under any obligation, contractual or otherwise, in any way restricting or adversely affecting the Consultant’s ability to act for the Nautilus Group as contemplated hereby.

13.   COMPANY REPRESENTATIONS.  The Company represents and warrants that (i) the execution, delivery and performance of this Agreement by the Company has been fully and validly authorized by all necessary corporate action, (ii) the officer signing this Agreement on behalf of the Company is duly authorized to do so, (iii) the execution, delivery and performance of this Agreement does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or corporate governance document to which the Company is a party or by which it is bound and (iv) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.

14.   NOTICES.  All notices required or permitted hereunder will be given in writing by personal delivery; by confirmed facsimile transmission; by express delivery via any reputable express courier service; or by registered or certified mail, return receipt requested, postage prepaid, in each case addressed to the parties at the respective addresses set forth above, with, if to the Company, a copy to Company’s General Counsel, 90 Kifissias Avenue, Maroussi 15125, Athens, Greece and, if to the Consultant, a copy to George Syllantavos, 90 Kifissias Avenue, Maroussi 15125, Athens , Greece or at such other address as may be designated in writing by either party to the other in the manner set forth herein.  Notices which are delivered personally, or by courier as aforesaid, will be effective on the date of delivery.  Notices delivered by mail will be deemed effectively given upon the fifth calendar day subsequent to the postmark date thereof.

15.   COOPERATION.  Subject to the Consultant’s other business commitments and to the extent not inconsistent with the Consultant’s legal position, the Consultant agrees that both during and for twelve (12) months after the end of the Consultant’s engagement, the Consultant shall, at the request of the Company, render all reasonable and lawful assistance and perform all reasonable and lawful acts that the Company considers necessary or advisable in connection with any litigation, investigation, proceeding, claims or dispute involving the Company or any director, officer, employee, shareholder, agent, representative, consultant, client or vendor of the Company (“Claims”) to the extent such Claim arose during the Consultant’s engagement and relates to the Nautilus Group.  The Company agrees to reimburse the Consultant for its out-of-pocket expenses (including travel expenses and attorneys’ fees if the Consultant reasonably determines that the matter is of a nature which indicates that the Consultant should have separate representation).

16.   MISCELLANEOUS.

(a)   The failure of either party at any time to require performance by the other party of any provision hereunder will in no way affect the right of that party thereafter to enforce the same, nor will it affect any other party’s right to enforce the same, or to enforce any of the other provisions in this Agreement; nor will the waiver by either party of the breach of any provision hereof be taken or held to be a waiver of any prior or subsequent breach of such provision or as a waiver of the provision itself.

(b)   This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.  This Agreement is a contract calling for the provision of unique services by the Consultant, and the Consultant’s rights and obligations hereunder may not be sold, transferred, assigned, pledged or hypothecated by the Consultant, without the Company’s prior written consent, except that the Consultant’s rights to compensation and benefits may be transferred by will, operation of law, in accordance with applicable law or any applicable plan, policy, program or agreement of the Company or the Nautilus Group or in accordance with this clause.

(c)   Each of the covenants and agreements set forth in this Agreement are separate and independent covenants, each of which has been separately bargained for and the parties hereto intend that the provisions of each such covenant shall be enforced to the fullest extent permissible.  Should the whole or any part or provision of any such separate covenant be held or declared invalid by a court of competent jurisdiction, such invalidity shall not in any way affect the validity of any other such covenant or of any part or provision of the same covenant not also held or declared invalid.  If any covenant shall be found to be invalid by a court of competent jurisdiction but would be valid if some part thereof were deleted or the period or area of application reduced, then such covenant shall apply with such minimum modification as may be necessary to make it valid and effective.

(d)   This Agreement shall be exclusively governed by Marshall Islands Law.  In the event of any inconsistency between any provision of this Agreement and any provision of any plan, program, policy, arrangement of, or other agreement with, the Company or any member of the Nautilus Group, the provision that is most favorable to the Consultant shall control.

(e)   If any dispute should arise out of or in connection with this Agreement, same shall be decided by the Courts of New York which have exclusive jurisdiction.

(f)   Upon the expiration of the Term, the respective rights and obligations of the parties shall survive such expiration to the extent necessary to carry out the intentions of the parties as embodied in such rights and obligations.

(g)   This Agreement sets forth the entire understanding between the parties as to the subject matter hereof and merges and supersedes all prior agreements, commitments, representations, writings and discussions between the parties with respect to that subject matter.  This Agreement may be terminated, altered, modified or changed only by a written instrument signed by both parties hereto.

(h)   The Section headings contained herein are for purposes of convenience only and are not intended to define or list the contents of the Sections.

(i)   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  Signatures delivered by facsimile shall be effective for all purposes.

Please confirm the Consultant’s agreement with the foregoing by signing and returning the enclosed copy of this letter, following which this will be a legally binding agreement between us as of the date set forth below.

[Signature Page Follows]

AS WITNESS the parties signed the present document as of the date first written above.

For and on Behalf of,
NAUTILUS MARINE ACQUISITION CORP.

/s/ Prokopios (Akis) Tsirigakis
By:	Prokopios (Akis) Tsirigakis
Title:	President & Co-CEO

RAMADA HOLDINGS INC.

/s/ George Syllantavos
By:	George Syllantavos
Title:	President